SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                               DOR BioPharma, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452916 40 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Elan International Services, Ltd.
                               102 St. James Place
                           Flatts, Smiths Parish FL04
                                     Bermuda
                                 (441) 292-9169
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  452916 40 6
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
----------------- --------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions)
                  (a)  [  ]
                  (b)  [  ]
----------------- --------------------------------------------------------------
      (3)         SEC USE ONLY

----------------- --------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
----------------- --------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- ------ -------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              3,265,909  (See Item 5)
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               -0-  (See Item 5)
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             3,265,909  (See Item 5)
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         -0-  (See Item 5)
----------------- --------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,265,909  (See Item 5)
----------------- --------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
----------------- --------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.5%  (See Item 5)
----------------- --------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions)
                  CO
----------------- --------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  452916 40 6
----------------- --------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan Pharmaceutical Investments, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
----------------- --------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions)
                  (a)  [  ]
                  (b)  [  ]
----------------- --------------------------------------------------------------
      (3)         SEC USE ONLY

----------------- --------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions)
                  WC
----------------- --------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
----------------- --------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
----------------- ------ -------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              3,265,909  (See Item 5)
                  ------ -------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               -0-  (See Item 5)
                  ------ -------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             3,265,909  (See Item 5)
                  ------ -------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         -0-  (See Item 5)
----------------- --------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,265,909  (See Item 5)
----------------- --------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
----------------- --------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.5%  (See Item 5)
----------------- --------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions)
                  CO
----------------- --------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D filed by Elan International Services, Ltd., a Bermuda exempted company, with the Securities and Exchange Commission on February 4, 1998 (the "Schedule 13D") relating to the Common Stock, par value $.001 per share, of DOR BioPharma, Inc., a Delaware corporation.

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The title of the class of securities to which this Schedule 13D relates is the Common Stock, par value $.001 per share (the "Common Stock"), of DOR BioPharma, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer is DOR BioPharma, Inc., 28101 Ballard Drive, Suite F, Lake Forest, Illinois 60045.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan International Services, Ltd., a Bermuda exempted company ("EIS"), and Elan Pharmaceutical Investments, Ltd., a Bermuda exempted company ("EPIL"). EPIL is a wholly owned subsidiary of EIS. EIS is a wholly owned subsidiary of Elan Corporation, plc, an Irish public limited company ("Elan").

     Schedule A to this Schedule 13D sets forth (1) with respect to each of Elan, EIS and EPIL, (a) its name, (b) the state or other place of its organization, (c) its principal business, (d) the address of its principal business and (e) the address of its principal office and (2) with respect to each executive officer and director of Elan, EIS and EPIL, his or her (a) name,
(b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship.

     During the last five years, none of Elan, EIS, EPIL or any other person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Pursuant to a securities purchase agreement dated January 21, 1998 between EIS and the Issuer (the "First Securities Purchase Agreement"), EIS acquired (a) 307,692 shares of Common Stock, (b) 80,100 shares of Series B Convertible Preferred Stock of the Issuer (the "Series B Preferred Stock") and (c) a warrant to purchase up to 230,770 shares of Common Stock at an exercise price of $10.00 per share (the "Warrant") for aggregate consideration of $10,010,000, which was provided by working capital of EIS. The Series B Preferred Stock accrues cumulative pay-in-kind dividends at an annual rate of 8.0%, payable annually, and is convertible into Common Stock at a conversion price of $7.38 per share. As of May 22, 2002, the Series B Convertible Preferred Stock was convertible into 1,516,404 shares of Common Stock.

     Pursuant to a securities purchase agreement dated October 21, 1998 between EIS and the Issuer (the "Second Securities Purchase Agreement"), EIS acquired 84,105 shares of Series C Exchangeable Convertible Stock of the Issuer (the "Series C Preferred Stock") for aggregate consideration of $8,410,500. The Series C Preferred Stock accrues cumulative pay-in-kind dividends at an annual rate of 7.0%, payable annually. The

Series C Preferred Stock is exchangeable for an additional 30.1% ownership interest in Newco II (as defined in Item 4) or, alternatively, it is convertible into Common Stock at a conversion price of $8.86 per share. As of May 22, 2002, the Series C Exchangeable Convertible Preferred Stock was convertible into 1,211,043 shares of Common Stock. EIS also acquired a convertible promissory note of the Issuer having a maximum aggregate principal amount of $4.806 million (the "Convertible Note"). Disbursements under the Convertible Note accrue cumulative pay-in-kind interest at an annual rate of 7.0%, compounded semi-annually, and are convertible into Common Stock at a conversion price of $5.70 per share. As of May 22, 2002, no disbursements had been made under the Convertible Note (and no disbursements may be made under the Convertible Note after December 31, 2001).

     In June 1999, EIS transferred to EPIL its right, title and interest to its shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock and the Warrant.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     In connection with the transactions described in the first paragraph of
Item 3, the Issuer and EIS established a new joint venture company ("Newco I"), initially owned 80.1% by the Issuer and 19.9% by EIS. Newco I was initially capitalized with $10,000,000, of which $8,010,000 was provided by the Issuer and $1,990,000 was provided by EIS. Newco I was established principally for the exclusive research, development and commercialization of oral and mucosal prophylactic and therapeutic vaccines.

     In connection with the transactions described in the second paragraph of
Item 3, the Issuer and EIS agreed to establish a new joint venture company ("Newco II"), initially owned 80.1% by the Issuer and 19.9% by EIS. Newco II was initially capitalized with $10,500,000, of which $8,410,500,000 was provided by the Issuer and $2,089,500 was provided by EIS. Newco II was established principally for the exclusive research, development and commercialization of products using Elan's Medipad(TM) delivery system for two drugs in undisclosed fields.

     Elan and EIS are currently in discussions with the Issuer with respect to terminating the joint ventures relating to Newco I and Newco II. Any such termination could involve one or more of the following: (a) the acquisition by Elan, EIS or EPIL of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present capitalization of the Issuer; (f) other material changes in the Issuer's business or corporate structure; and/or (g) changes in the Issuer's charter.

     On May 23, 2002, EPIL appointed Steve H. Kanzer as proxy for EPIL, with full powers of substitution, to represent EPIL and to vote on behalf of EPIL all shares of Common Stock and Series B Preferred Stock that EPIL is entitled to vote at the Annual Meeting of Stockholders of the Issuer to be held at 10:00 A.M. on May 23, 2002, and any adjournments or postponements thereof (the "Annual Meeting"), in the following manner: (1) with regard to the nomination and election of directors, to vote such shares for the nominees named therein; (2) to vote such shares in the proxy's discretion upon matters (i) incident to the conduct of the Annual Meeting, including any adjournments or postponements thereof or (ii) incident or appurtenant to or reasonably related to the election of directors at the Annual Meeting; and (3) to vote for the ratification of the independent auditors named therein. The purpose of the proxy, in part, is to effect a change in the board of directors of the Issuer.

     Except as set forth in this Item 4 or elsewhere in this Schedule 13D, none of Elan, EIS or EPIL has a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of May 22, 2002, EIS (indirectly through its ownership of EPIL) and EPIL each beneficially owned 3,222,809 shares of Common Stock (including (a) 1,516,404 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (b) 230,770 shares of Common Stock issuable upon exercise of the Warrant and (c) 1,211,043 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock), representing 13.5% of the outstanding shares of Common Stock (based on 21,520,812 shares of Common Stock outstanding as of May 1, 2002 as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 2002).

     (b) As of May 22, 2002, for each of EIS (indirectly through its ownership of EPIL) and EPIL each had the sole voting and dispositive power over 3,265,909 shares of Common Stock (including (a) 1,516,404 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (b) 230,770 shares of Common Stock issuable upon exercise of the Warrant and (c) 1,211,043 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock).

     (c) None.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The following are in addition to contracts, arrangements, understandings and relationships (legal or otherwise) with respect to securities of the Issuer described in Item 3, Item 4 and Item 5, which descriptions are incorporated by reference in this Item 6:

     (a) Pursuant to the First Securities Purchase Agreement, (i) the Issuer agreed to use its best efforts to cause a nominee of EIS to be appointed to the Issuer's board of directors and (ii) EIS agreed, subject to certain exceptions, not to acquire any additional voting securities of the Issuer or take certain other actions for a period of two years from January 21, 1998.

     (b) Pursuant to the Second Securities Purchase Agreement, EIS agreed, subject to certain exceptions, not to acquire any additional voting securities of the Issuer or take certain other actions for a period of two years from October 21, 1998.

     (c) Pursuant to a registration rights agreement dated January 21, 1998 between the Issuer and EIS, (i) the holders of at least 25% of the registrable securities thereunder have up to two demand registrations, (ii) the Issuer can postpone a demand registration for up to six months in any 12-month period,
(iii) the holders have unlimited piggyback registration rights and (iv) the holders have agreed, if requested by the managing underwriter or underwriters in an underwritten offering of securities of the Issuer, not to effect any offer, sale, distribution or transfer of the registrable securities, including a sale pursuant to Rule 144 under the Securities Act, during the seven-day period prior to, and during the 180-day period following the effective date of such registration statement.

     (d) Pursuant to a registration rights agreement dated October 21, 1998 between the Issuer and EIS, (i) the holders of at least 25% of the registrable securities thereunder have up to two demand registrations, (ii) the Issuer can postpone a demand registration for up to six months in any 12-month period,
(iii) the holders have unlimited piggyback registration rights and (iv) the holders have agreed, if requested by the managing underwriter or underwriters in an underwritten offering of securities of the Issuer, not to effect any offer, sale, distribution or transfer of the registrable securities, including a sale pursuant to Rule 144 under the Securities Act, during the seven-day period prior to, and during the 180-day period following the effective date of such registration statement.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.   Joint Filing Agreement dated May 23, 2002 between EIS and EPIL.*
2.   Proxy dated May 23, 2002 from EIS to Steve H. Kanzer.*
3. Securities Purchase Agreement dated January 21, 1998 between the Issuer and EIS.**
4.   Warrant issued to EIS dated January 21, 1998.**
5. Registration Rights Agreement dated January 21, 1998 between the Issuer and EIS.**
6. Securities Purchase Agreement dated October 21, 1998 between the Issuer and EIS.***
7.   Convertible Note issued to EIS dated October 21, 1998.***
8. Registration Rights Agreement dated October 21, 1998 between the Issuer and EIS.***

-------------------------

*    Filed herewith.
** Incorporated by reference to the Issuer's Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 1997.
*** Incorporated by reference to the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2002

                          ELAN INTERNATIONAL SERVICES, LTD.


                          By:  /s/ Kevin Insley
                               ------------------------------------------------
                               Name: Kevin Insley
                               Title: President


                          ELAN PHARMACEUTICAL INVESTMENTS, LTD.


                          By:  /s/ Kevin Insley
                               ------------------------------------------------
                               Name: Kevin Insley
                               Title: President

                                   SCHEDULE A

The (a) name, (b) state or other place of its organization, (c) principal business, (d) address of its principal business and (e) address of its principal office of each of Elan, EIS and EPIL are set forth below:

1. (a) Elan Corporation, plc, (b) Ireland, (c) a worldwide biopharmaceutical company, and (d) Lincoln House, Lincoln Place, Dublin 2, Ireland, and (e) Lincoln House, Lincoln Place, Dublin 2, Ireland.

2. (a) Elan International Services, Ltd., (b) Bermuda, (c) a wholly-owned subsidiary of Elan Corporation, plc, (d) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda, and (e) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda.

3. (a) Elan Pharmaceutical Investments, Ltd., (b) Bermuda, (c) a wholly-owned subsidiary of Elan Corporation, plc, (d) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda, and (e) 102 St. James Court, Flatts, Smiths Parish FL 04, Bermuda.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully) of Elan are set forth below:

1.   (a) Donal J. Geaney, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Director, Chairman of the Board and Chief Executive Officer, and (d) Ireland.

2.   (a) Thomas G. Lynch (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Director, Executive Vice Chairman, (d) United Kingdom.

3. (a) William Clark, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Operations, and (d) United States.

4. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

5.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Company Secretary, and (d) Ireland.

6.   (a) Seamus Mulligan, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President, Business and Corporate Development, and (d) Ireland.

7. (a) Larry Sternson, Ph.D., (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Drug Delivery, and (d) United States.

8. (a) Daniel Welch, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) President, Biopharmaceuticals, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom and Lynch) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Managing General Partner, Armen Partners, L.P.; Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governer (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chief Executive Officer, CDC Group, plc, and (d) United Kingdom.

5. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

7. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

8.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

9. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

10. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

11. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Thomas G. Lynch - Director, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Director and Executive Vice Chairman of Elan, Chairman of EIS, and (d) United Kingdom.

2. (a) Kevin Insley - Director, (b) 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda, (c) President and Chief Financial Officer of EIS, and (d) United Kingdom.

3. (a) Debra Moore Buryj - Director, (b) 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda (c) Vice President and Director, Finance of EIS, and
     (d) United States.

4. (a) David J. Doyle - Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

5. (a) James M. Macdonald - Alternate Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

6. (a) Joan Barnes - Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) United States.

7. (a) Michael Ashford - Assistant Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) Bermuda.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EPIL are set forth below:

1. (a) Kevin Insley - Director, (b) 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda, (c) President and Chief Financial Officer of EIS, and (d) United Kingdom.

2. (a) Debra Moore Buryj - Director, (b) 102 St. James Court, Flatts, Smiths, FL 04, Bermuda, (c) Vice President and Director, Finance of EIS, and (d) United States.

3. (a) David J. Doyle - Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

4. (a) James M. Macdonald - Alternate Director, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Barrister & Attorney, Partner with Conyers, Dill & Pearman, and (d) Bermuda.

5. (a) Joan Barnes - Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda, (c) Corporate Manager, Codan Services Limited, and (d) United States.

6. (a) Michael Ashford - Assistant Secretary, (b) Clarendon House, 2 Church Street, Hamilton, Bermuda,
     (c) Corporate Manager, Codan Services Limited, and (d) Bermuda.

                                  EXHIBIT INDEX

1.   Joint Filing Agreement dated May 23, 2002 between EIS and EPIL.*
2.   Proxy dated May 23, 2002 from EIS to Steve H. Kanzer.*
3. Securities Purchase Agreement dated January 21, 1998 between the Issuer and EIS.**
4.   Warrant issued to EIS dated January 21, 1998.**
5. Registration Rights Agreement dated January 21, 1998 between the Issuer and EIS.**
6. Securities Purchase Agreement dated October 21, 1998 between the Issuer and EIS.***
7.   Convertible Note issued to EIS dated October 21, 1998.***
8. Registration Rights Agreement dated October 21, 1998 between the Issuer and EIS.***

-------------------------

*    Filed herewith.
** Incorporated by reference to the Issuer's Annual Report on Form 10-KSB, as amended, for the fiscal year ended December 31, 1997.
*** Incorporated by reference to the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1998.

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

     The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the Common Stock, par value $.001 per share, of DOR BioPharma, Inc., including all amendments thereto.

Date:  May 23, 2002

                             ELAN INTERNATIONAL SERVICES, LTD.


                             By:  /s/ Kevin Insley
                                  ----------------------------------------------
                                  Name: Kevin Insley
                                  Title: President


                             ELAN PHARMACEUTICAL INVESTMENTS, LTD.


                             By:  /s/ Kevin Insley
                                  ----------------------------------------------
                                  Name: Kevin Insley
                                  Title: President

                                                                       Exhibit 2


                                      PROXY

     The undersigned holder of capital stock of DOR BioPharma, Inc., a Delaware corporation (the "Company"), hereby appoints Steve H. Kanzer, as proxy for the undersigned, with full powers of substitution, to represent the undersigned and to vote on behalf of the undersigned all shares of common stock and Series B preferred stock of the Company that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at 10:00 A.M. on May 23, 2002 at The Hilton O'Hare, O'Hare International Airport, Chicago, Illinois 60666, and any adjournments or postponements thereof (the "Annual Meeting") in the following manner:

1. Election of Directors. With regard to the nomination and election of directors, the proxy is instructed to vote all shares of capital of the Company that the undersigned is entitled to vote at the Annual Meeting in the following manner:

     FOR all nominees listed below (except as marked to the contrary below):

                           Richard Dunning
                           Steve H. Kanzer
                           Peter Kliem
                           Guy R. Rico
                           Paul D. Rubin
                           Steven Thornton

                           Nicholas Stergis
                           Larry J. Kessel
                           Gilbert Goldstein

                           WITHHOLD AUTHORITY
                           Instruction:     To withhold authority for any
                                            individual, write his or her
                                            name on the line below.


                                   ----------


2. The proxy is authorized to vote in his discretion upon matters (i) incident to the conduct of the Annual Meeting, including any adjournments or postponements thereof, or (ii) incident or appurtenant to or reasonably related to the election of directions at the Annual Meeting.

3. Ratification of Auditors. The proxy is instructed to vote in favor of the ratification of Ernst & Young LLP as independent auditors for the year ending December 31, 2002.

By executing this written proxy, the undersigned hereby revokes any proxy previously given.

IMPORTANT:     Please sign exactly as your name appears on the proxy and
               previously sent to you by the Company. If the stock is registered in the names of two or more persons, each person should sign.
               Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership anem by an authorized party. This proxy votes all shares held in all capacities.



                           ELAN PHARMACEUTICAL INVESTMENTS, LTD.


                           May 23, 2002
                           -----------------------------------------------------
                           (Date)


                           /s/ Kevin Insley
                           -----------------------------------------------------
                           (Signature)


                           President
                           -----------------------------------------------------
                           (Title)


                           -----------------------------------------------------
                           (Signature, if held jointly)